Exhibit 1.01

CONFLICT MINERALS REPORT
Year Ended December 31, 2018

Section 1: Introduction

This Conflict Minerals Report (the “Report”) covers the period of January 1, 2018 through December 31, 2018, in compliance with Rule 13p-1 (the “Conflict Minerals Rule”) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Under the Dodd-Frank Wall Street Reform Act (the “Dodd-Frank Act”), the Securities and Exchange Commission (the “SEC”) issued the Conflict Minerals Rule to require certain companies to disclose their use of conflict minerals if those minerals are “necessary to the functionality or production of a product” manufactured by those companies. Under the Dodd-Frank Act, those minerals include tin, tungsten, tantalum or gold (together, such minerals are referred to as “3TG”). Congress enacted the Conflict Minerals Rule due to concerns that the exploitation and trade of conflict minerals by armed groups is helping to finance conflict in the Democratic Republic of Congo (“DRC”) region. The Conflict Minerals Rule focuses on 3TG emanating from the DRC and nine adjoining countries (together, the “DRC Covered Countries”).

Under the Conflict Minerals Rule adopted by the SEC, companies (including Lear Corporation) are required to publicly disclose their use of conflict minerals, including through filing a “conflict minerals report” as an exhibit to Form SD, the form created for conflict minerals disclosure.

Based on current SEC guidance and court rulings, Lear has decided not to voluntarily describe our products as “DRC conflict free,” and therefore, an independent private sector audit of this report is not required and has not been conducted.
Company and Product Overview
Lear Corporation (“Lear” or the “Company”) is a leading Tier 1 supplier to the global automotive industry.  We supply seating, electrical distribution systems and electronic modules, as well as related sub-systems, components and software, to all of the world's major automotive manufacturers.  As of December 31, 2018, we had 261 manufacturing, engineering and administrative locations in 39 countries and are continuing to grow our business in all automotive producing regions of the world, both organically and through complementary acquisitions

Our business is organized under two reporting segments: Seating and E-Systems. Each of these segments has a varied product and technology range across a number of component categories:

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Seating - Our Seating segment consists of the design, development, engineering, just-in-time assembly and delivery of complete seat systems, as well as the design, development, engineering and manufacture of all major seat components, including seat covers and surface materials such as

Exhibit 1.01

leather and fabric, seat structures and mechanisms, seat foam and headrests. Further, we have capabilities in active sensing, safety, connectivity, user experience and comfort for seats, utilizing electronically controlled systems and internally developed algorithms. We also offer seat heating and cooling capabilities through technology partnerships and design-integrated supplier solutions.

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E-Systems - Our E-Systems segment consists of the design, development, engineering and manufacture of complete electrical distribution systems, as well as sophisticated electronic control modules, electrification products and connectivity products.

Electrical distribution systems route networks and electrical signals and manage electrical power within the vehicle for all types of power trains - traditional internal combustion engine ("ICE") architectures to the full range of hybrid, plug-in hybrid and battery electric architectures. Key components in our electrical distribution portfolio include wire harnesses, terminals and connectors and junction boxes for both ICE and electrification architectures that require management of higher voltage and power.

Electronic control modules facilitate signal, data and power management within the vehicle and include the associated software required to facilitate these functions. Key components in our electronic control module portfolio include body control modules, wireless receiver and transmitter technology and lighting and audio control modules, as well as portfolios specific to electrification and connectivity trends.

Electrification products include charging systems (onboard charging modules, cord set charging equipment and wireless charging systems), battery electronics (battery disconnect units, cell monitoring supervisory systems and integrated total battery control modules) and other power management modules, including converter and inverter systems which may be integrated into other modules or sold separately.

Connectivity products in our ConnexusTM portfolio include gateway modules, connected gateways and independent communication modules to manage both wired and wireless networks and data in vehicles. In addition to fully functional electronic modules, we offer software that includes cybersecurity, EXOTM advanced vehicle positioning for automated and autonomous driving applications, roadside modules that communicate real-time traffic information and full capabilities in both dedicated short-range communication ("DSRC") and cellular protocols for vehicle connectivity.

Our products are more fully described in our Annual Report, which can be accessed at: https://www.lear.com/.

Lear is a “downstream” company and is part of a global and complex supply chain, with several layers of manufacturers before reaching the smelters and refiners that may process 3TG that may ultimately be used in the products manufactured by Lear.

Lear does not have a direct business relationship with any smelters or refiners that process 3TG. As discussed later in this Report, Lear requires the suppliers in its supply chain to comply with Lear’s conflict minerals reporting requests, engage in due diligence of their respective supply chains and provide

Exhibit 1.01

information regarding the origin of and facilities used to process the 3TG contained in the materials supplied to Lear.
Section 2: Due Diligence Framework
The final Conflict Minerals Rule adopted by the SEC requires that an issuer of the report undertake a due diligence process and that such due diligence follow a nationally or internationally recognized due diligence framework. Because Lear’s products, like those of many of its peers in the automotive industry, contain 3TG minerals, Lear also conducted a “Reasonable Country of Origin Inquiry” (“RCOI”) regarding the origin of the 3TG minerals used in its products. Lear designed its due diligence measures to be in conformity, in all material respects, with the internationally recognized five-step due diligence framework established by the Organisation for Economic Co-operation and Development (“OECD”), the Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”), which satisfies the Conflict Minerals Rule requirements regarding due diligence.

The following provides a description of Lear’s due diligence process:

2.1 OECD Step 1: Strong Management System

A.	Conflict Minerals Sourcing Policy

•	Lear developed and adopted a “Conflict Minerals Sourcing Policy” that is published on Lear’s public website at: https://www.lear.com/ and is contained in Attachment A to this report.

•	The policy states that Lear will comply with the disclosure and reporting requirements of the Conflict Minerals Rule of the Dodd-Frank Act, as well as the rules of the SEC promulgated thereunder.

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The policy also states that Lear requires legal and ethical sourcing of materials in its supply chain and, as part of its Conflict Minerals Sourcing Policy, imposes an obligation on Lear’s suppliers to engage in due diligence of their respective supply chains to understand and report the content of the parts such suppliers provide to Lear.

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The policy is also cited in the latest comprehensive “Lear Supplier Sustainability Policy” describing Lear’s pursuit to prevent the flow of funds to armed groups and conflicts as part of its broader sustainability objectives. The “Lear Supplier Sustainability Policy” is published on Lear’s public website at https://www.lear.com/ and is contained in Attachment B to this report.

B.Internal Management Structure

•	Cross Functional Team

•	A “Cross Functional Team” was appointed by Lear leadership to support the supply chain due diligence undertaken by Lear. In 2018, the Cross Functional

Exhibit 1.01

Team became a subset of the broader Corporate Social Responsibility (CSR) Steering Committee - with functional leader representatives (Vice Presidents) from Lear’s Environmental, Health and Safety (EHS), Purchasing, Corporate Compliance and Legal, Global Engineering, Operations, Continuous Improvement, Marketing and Communications, Sales and Quality teams.

•	The EHS team coordinates the Lear Conflict Minerals process with a Cross Functional Team representative.

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The purpose of the Cross Functional Team is to ensure availability of resources necessary to support Lear’s supply chain due diligence process. The team monitors the execution and effectiveness of Lear’s due diligence process and collaborates to develop improvements to such process.

•	Report Findings to Designated Senior Management and Board of Directors

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Lear’s designated members of the Company’s Senior Management and the Company’s Board of Directors are provided an update relating to conflict minerals activities by the EHS Department at least annually, or upon request.

C.	Controls and Transparency Over the Mineral Supply Chain

•	Industry Driven Programs

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The OECD Guidance encourages participation in industry-driven programs to establish an industry-wide system of controls and transparency over the mineral supply chain including either a chain of custody or a traceability system. As outlined in the OECD Guidance. Lear supports an industry initiative that validates smelters’ or refiners’ (“SORs”) due diligence activities. The industry initiative is the Responsible Minerals Initiative® (“RMI”®) of the Responsible Business Alliance (RBA®), formerly the Conflict-Free Sourcing Initiative® (CFSI®) of Electronic Industry Citizenship Coalition (EICC®) and the Global e-Sustainability Initiative (GeSi®). Lear is recognized in RMI under company member code “LEAR.”

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RMI validates SORs due diligence activities through its Responsible Minerals Assurance Process (“RMAP”), formerly the Conflict-Free Smelter Program (“CFSP”). The RMAP uses an independent third-party assessment of SOR management systems and sourcing practices to validate conformance with RMAP audit standards and current global standards and alignment with OECD due diligence measures on sourcing of conflict-free materials. Companies can then use this information to assess and make informed choices concerning their supply chains. The audit standards were developed according to global frameworks including the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the Dodd-Frank Act. The RMAP Gold Standard is cross-recognized by the London Bullion Market

Exhibit 1.01

Association (LBMA) and the Responsible Jewellery Council (RJC) third party gold refiner audits.

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Lear actively participates in the Automotive Industry Action Group (“AIAG”), an automotive industry group whose members include original equipment manufacturers (“OEM”) and “Tier” suppliers. Lear participates in periodic meetings and coordinates with AIAG through the Responsible Materials Work Group (“RMWG”), formerly the Conflict Minerals Work Group, which was established to prepare suppliers for reporting that will enable compliance with provisions of the Conflict Minerals Rule. The RMWG created different sub groups to support specific initiatives to develop tools and resources to assist companies and their supply chain in the reporting processes. Lear joined the Smelter Engagement Team (“SET”), Training and Education, Due Diligence and Communications sub groups of the RMWG. Lear also participates in the RMI’s SET. The SETs conduct research and outreach encouraging SORs to participate in the RMI which supports the validation of SORs management systems and due diligence process. Validation through the RMI evaluates chain of custody and/or traceability of the minerals from the mine to the SORs. This is the primary methodology for downstream suppliers (such as Lear) to have influence on the upstream supply base (such as the smelters and refiners).

D.	Company Engagement with Suppliers

•	Lear has established an online supplier portal and communication resources to strengthen Lear’s engagement with its suppliers.

•	The supplier portal is available at Lear’s website at: https://www.lear.com/site/suppliers/.

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The “Suppliers” tab serves as a supplier information portal that provides the supply chain a unique opportunity to view and access important Lear information and updated web guides for suppliers. Web guides are referred to in the “Terms and Conditions” used by Lear when contracting with suppliers, and such web guides contain requirements not specifically identified in the Terms and Conditions. Web guides include a Global Requirements Manual for Suppliers and contain information for suppliers regarding the Conflict Minerals Requirement. Also, under the “Suppliers” tab, additional conflict minerals related documents are provided (e.g., Lear’s Conflict Minerals Sourcing Policy, supplier expectations and communication requests to the supplier).

•	Suppliers may contact a Lear conflict minerals representative anytime via e-mail at: conflictminerals@lear.com.

•	Suppliers may also be able to receive communications via Lear’s online supplier bulletin database. Access to this database is provided to all Lear production suppliers.

Exhibit 1.01

E.	Grievance Mechanism

•	The conflictminerals@lear.com mailbox is a mechanism available for any interested party to communicate their concerns/grievances regarding Lear’s conflict minerals process.

•	This mailbox is checked daily for communications from interested parties.

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In the event that a grievance is submitted via the mailbox, the established process is to review the contents of the grievance, discuss with appropriate Lear individuals from the Cross Functional Team to seek resolution and communicate back to the person submitting the grievance.

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A process for reporting concerns has also been established for Lear employees and Lear’s extended supply chain globally to report concerns on any potential risks associated with human rights, as well as Animal Welfare issues. Reports can be made anonymously, toll-free, in their local language via telephone, via an online web form or via mailing. The details on Lear standards associated with the reporting process can be found on Lear’s Code of Business Conduct and Ethics located at http://ir.lear.com/corporate-governance.

2.2 OECD Step 2: Identify and Assess Risk in Our Supply Chain

Lear engaged in a number of steps to identify which of its suppliers are known to have 3TG in their products and request that such suppliers complete a template to assist Lear in identifying and assessing risks in its supply chain. These steps included:

A.	Identification of Suppliers and Point of Contact

•	Suppliers are requested to identify the individual(s) responsible for providing conflict mineral information for their company.

•	RCOI is made using the RMI’s Conflict Minerals Reporting Template (the “CMRT”), which is described in further detail below.

•	RCOI is an inquiry regarding the origin of 3TG that is designed to determine where the minerals used by Lear’s suppliers originated or if they are from recycled or scrap sources.

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The CMRT was developed by the RMI as a standard reporting template for companies to use to facilitate disclosure and communication of information regarding SORs that provide material to a company’s supply chain. It includes questions regarding a company’s conflict minerals sourcing policy, engagement with its direct suppliers and a listing of the SORs the company and its suppliers use. In addition, the CMRT contains questions about the origin of conflict minerals included in suppliers’ products, as well as about the due diligence conducted by suppliers.

Exhibit 1.01

B.    Assessment of Risk

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Lear utilizes the International Material Data System (“IMDS”) to identify and assess risk of relevant suppliers that provide components to Lear, as an initial step. Lear communicates the conflict minerals reporting request by e-mail with its suppliers identified in the IMDS list known to have 3TG in their products.

The IMDS is a collective, computer-based material data system for the automotive industry to manage environmental relevant aspects of the different parts in vehicles.

•	Lear considers the following risk elements in its due diligence process:

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Completeness of the submission of information by Lear’s suppliers, especially for those suppliers known to have 3TG in their components. The AIAG’s CM-3 Guide for Conflict Minerals Reporting to the Automotive Industry (“CM-3 Guide”) and other available guidance across the industry are used to determine completeness of submission by analyzing the supplier’s answers to each question contained in the CMRT.

•	Submission of SORs data and determination if SORs had been validated to be conformant with the RMI RMAP.

•	Consistency and substantiation of information by cross-checking submissions with the IMDS data.

•	As questions arise regarding supplier submissions, Lear communicates by e-mail with the supplier for clarification and understanding.

2.3 OECD Step 3: Design and Implement a Strategy to Respond to Identified Risks

Lear’s conflict minerals due diligence is an on-going and proactive process. Lear’s strategy for identifying risks focused on the following:

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An assessment of all responses received from suppliers using the CM-3 Guide, the IMDS data information, the RMI’s smelter database information and RCOI. Supplier responses are categorized as follows: (i) accepted (meaning the response satisfied the requirements and expectations set forth in the CMRT); (ii) inconsistent or incomplete (meaning the response contained inconsistent information when compared against known or existing IMDS data and clarification is required, or expected inputs are missing); and (iii) rejected (meaning the CMRT data is invalid or not presented in the required format). Categorizing a response is prompted by the completeness or quality of the answer and cross-checks undertaken by Lear. Suppliers are notified by e-mail of the status of their CMRT responses and if rejected, or if incomplete or inconsistent submissions, suppliers are asked to correct and resubmit.

Exhibit 1.01

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A listing of SORs information provided to Lear by its supply chain is compiled. The listing contains both conformant SORs and those that are not yet validated to be conformant with RMAP. As noted, Lear supports the RMI and their independently verified list of conflict-free SORs through their RMAP.

2.4 OECD Step 4: Independent Third Party Audit of Supply Chain Due Diligence

As a downstream supplier, Lear does not have a direct relationship with 3TG smelters and refiners and does not perform or direct audits of these entities within its supply chain. Lear supports an independent third-party audit effort through continued membership with RMI. Validation through the RMI evaluates chain of custody and/or traceability of the minerals from the mine to the SORs. Through this membership, Lear is able to contribute to RMI’s ongoing RMAP audit efforts.

2.5 OECD Step 5: Report on Supply Chain Due Diligence

Lear prepares this Report and the associated Form SD and makes such documents available online at: http://ir.lear.com/sec.cfm.

Section 3: Due Diligence Measures Undertaken

In accordance with the OECD Framework, Lear took the following measures for this reporting year to exercise due diligence on the source and chain of custody of conflict minerals as defined by Section 1502 of the Dodd-Frank Act.

•	Utilized the IMDS to identify and assess risk of relevant suppliers that provide components to Lear.

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Communicated the conflict minerals reporting request by e-mail to suppliers that are both identified in the IMDS list known to have 3TG in their products and one of Lear’s top suppliers in terms of the spend amount of the Seating and E-Systems business segments.

•	Continued to apply the AIAG CM-3 Guide and included the RMI CMRT Completion Guide to validate and assess potential risk on the CMRT data declaration from suppliers

•	Determined completeness of the CMRT declaration from suppliers by analyzing the answers to each question contained in the CMRT, and considered the following risk elements:

•	Accuracy of SORs data and determination if SORs had been validated to be conformant with the RMAP of RMI.

•	Consistency and substantiation of information by cross-checking submissions with the IMDS data.

•	Utilized the RMI smelter database tools and RCOI data resources to compare the SORs identified in Lear’s supply chain to determine the status of such SORs.

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Categorized supplier responses as follows: (i) accepted (meaning the response satisfied the requirements and expectations set forth in the CMRT); (ii) inconsistent or incomplete (meaning the response contained inconsistent information when compared against known or existing IMDS data and clarification is required, or expected inputs are missing); and (iii) rejected (meaning the CMRT

Exhibit 1.01

data is invalid or not presented in the required format). Categorizing a response is prompted by the completeness or quality of the answer and cross-checks undertaken by Lear.

•	Suppliers were notified by e-mail of the status of their CMRT responses and if their response is rejected, or if incomplete or inconsistent, suppliers were asked to correct and resubmit.

•	As questions arose regarding supplier CMRT declaration, Lear communicated by e-mail and telephone with the supplier for clarification and understanding.

•	Lear participated on the AIAG RMWG and RMI by attending periodic meetings or conference calls.

•	Financially supported the RMAP by continued membership with RMI.

•	Participated in the 2018 Conflict Minerals Automotive Industry Briefing together with customers, industry peers and supply base.

•	Conducted smelter outreach by sending letter communications encouraging eligible SORs to participate in the RMAP audit process.

Section 4: Continuous Improvement Efforts to Mitigate Risk

As a result of its 2017 due diligence, Lear identified the following continuous improvement efforts to improve the due diligence process and further mitigate risk for 2018 conflict mineral reporting:

•	Further integration of the conflict minerals compliance requirements and process between cross-functional teams within Lear’s organization globally.

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Result: Lear has started to establish a comprehensive CSR strategy that includes integration of environmental, social and economic aspects into business decisions, operations and governance. The conflict minerals compliance process is now captured under this strategy, working with the broader CSR Steering Committee as described in Section 2.1B of this report. Specific integration to relevant business units such as purchasing and supply chain management will continue to be developed further.

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Continued collaboration with AIAG and RMI, as well as participation in cross-industry forums to ensure access to up-to-date smelter status information, and current strategies, events and legislation related to conflict minerals (as discussed in item C on page 3 of this report).

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Results: Lear continued collaboration with AIAG RMWG and RMI by participating in meetings and providing inputs on the various topics and projects such as providing training and education in the interest of supply base.

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Participation in both AIAG SET and RMI SET to support research and outreach projects which encourage smelters and refiners to participate in the RMI. Lear will also continue to provide input to the Supplier Survey of RMI. RMI solicits supplier surveys to refresh the aggregated list of potential and actual SORs in CFSI member company supply chains. This information will be used to help identify SORs and aliases, cover as many smelters and refiners as possible and prioritize research and outreach throughout the reporting year.

•	Results: Lear continues to participate in AIAG SET-coordinated smelter engagement reviews and discussion to support the automotive industry objective in expanding smelter outreach

Exhibit 1.01

efforts with RMI. Lear continues to assess the feasibility of participating in upcoming smelter pre-audit visits.

Lear is committed to use only components with raw materials where extraction, transport, trade, processing and export are obtained from validated sources as a matter of principle, where practicable. In 2019, Lear’s continuous improvement efforts to mitigate risk will focus on:

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Continued integration of the conflict minerals compliance requirements and process between cross-functional teams within Lear’s organization globally. The 2019 reporting year will focus on sourcing requirement process enhancement with Lear Global Purchasing and Supply Chain Management leadership.

•	Lear will continue to work with relevant suppliers to ensure continued improvement on response rate and encourage them to work towards 100% identification of SORs from their supply chain.

•	Continued partnership and collaboration with AIAG, RMI, and other relevant cross-industry groups to ensure alignment with current industry outreach and efforts with respect to conflict minerals.

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Lear will continue to provide input to the Supplier Survey of RMI. RMI continually solicits supplier surveys to refresh the aggregated list of potential and actual SORs in RMI member company supply chains. This information will be used to help identify SORs and aliases, cover as many smelters and refiners as possible and prioritize research and outreach throughout the reporting year.

•	Enhancement of the record keeping tools and supply base declaration tracking system for further efficiency.

Section 5: Due Diligence Results

Lear performed in good faith the RCOI and due diligence efforts to identify whether any of the 3TG used on its products originated in the DRC and DRC Covered Countries, or from recycled or scrap sources. As a result of the latest RCOI and continuous due diligence efforts, Lear has identified a large number of SORs; however, Lear cannot state yet that all SORs within its supply base have been identified. Based on the declaration gathered from its supply base to date, Lear is also unable to determine with certainty the conflict-free status of each specific product. Nevertheless, Lear continues to evaluate potential areas within the business to improve its process to mitigate risks associated with conflict minerals, such as improvement in reinforcing its sourcing policy and requirements, beyond the contract language that provides for execution of supplier requirements, and reaching out to eligible SORs to engage on RMAP audit.

Exhibit 1.01

•	Smelter Information
2018 RCOI data based on the total 357 Global Relevant Suppliers, with >95% response rate

Metal	Number of Reported SORs
	Conflict-Free / RMAP Conformant SORs	Active/On-going Research And Outreach/Eligible SORs	Confirmed Not Eligible SORs
Gold	103	89	1
Tantalum	40	3	0
Tin	75	66	3
Tungsten	41	4	2

Section 6: Forward-Looking Statements

This Report contains “forward-looking statements” about activities, events or developments that Lear intends, expects, projects, believes or anticipates will occur in the future. Forward-looking statements include all statements that do not relate solely to historical or current facts and can generally be identified by the use of future dates or words such as "may," "should," "could," “will,” "expects," "seeks to," "anticipates," "plans," "believes," "estimates," "intends," "predicts," "projects," "potential" or "continue" or the negative of such terms and other comparable terminology. Such statements are only our expectation of the outcome of future events. The outcome of the events described in these forward-looking statements is subject to substantial known and unknown risks, uncertainties and other factors that may cause results and developments to differ materially from those anticipated in our forward-looking statements. Lear’s Form 10-K for the year ended December 31, 2018, and subsequent filings with the SEC discuss some of the factors that could contribute to these differences. You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this Report. Lear expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in its expectations with regard thereto, or any other change in events, conditions or circumstances on which any statement is based.

Exhibit 1.01

Attachment A

CONFLICT MINERALS SOURCING POLICY

On August 22, 2012, under the Dodd-Frank Wall Street Reform and Consumer Protection Act, the U. S. Securities and Exchange Commission (SEC) approved the final rule to impose disclosure and reporting requirements related to conflict minerals (tin, tungsten, tantalum, and gold). The rule requires U. S. publicly traded companies to disclose the presence of conflict minerals originating in the Democratic Republic of the Congo (DRC) or adjoining countries in the products they manufacture, if the conflict minerals are necessary to the functionality or production of such products.

As a supplier in the automotive and non-automotive industries, Lear uses a variety of materials in the products it manufactures. The supply chain for these materials is complex.

It is Lear’s policy to comply with the disclosure and reporting requirements of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as all rules of the SEC promulgated under such Act. Lear requires legal and ethical sourcing of materials in our supply chain and, as part of our Conflict Minerals Sourcing Policy, Lear requires its suppliers to engage in due diligence of their supply chain to understand and report the content of their parts supplied to Lear.

By:	/s/ Raymond E. Scott

Title:	President and Chief Executive Officer

Exhibit 1.01

Attachment B

SUPPLIER SUSTAINABILITY POLICY

It is Lear’s belief that how we operate as a Company, and as individuals, is based on the principle of doing the right thing. This leads our customers and business partners to do business with us, our shareholders to invest in us, our external stakeholders to respect us, and the best talent to join us in working for Lear.
This Supplier Sustainability Policy identifies the global standards to be followed in your business activities on behalf of Lear. Suppliers are expected to share Lear’s commitment to these standards.
Code of Business Conduct and Ethics
Lear conducts business with integrity and in compliance with all applicable laws and regulations. A commitment to integrity is critical to how we conduct business and maintain our outstanding reputation in the communities in which we do business. Suppliers are expected to understand and comply with Lear’s Code of Business Conduct and Ethics (http://ir.lear.com/static-files/7228f685-6f88-41c3-94d4-753ca6d888a2), and demonstrate the highest standard of integrity and ethical conduct in all business activities.
Legal Compliance
Lear is committed to complying with all applicable legal requirements. Suppliers are expected to comply with all applicable legal requirements and prevent incidents or conditions that might result in a violation of law. All purchased materials used in manufacture of goods shall satisfy current governmental and safety constraints on restricted, toxic and hazardous materials as well as environmental, electrical and electromagnetic considerations applicable to the country of manufacture and sale. All suppliers must be in compliance with ISO14001, TS16949 and ELV (End-of-Life) Directive, or their successors, as amended from time to time.
Human Rights
Lear is committed to recognizing human rights and labor principles throughout its global organization and supply chain. Lear considers employees to be one of the most important resources and is committed to the treatment of all employees with dignity and respect. All suppliers are required to comply with local laws governing the employment relationship.
Child Labor
Lear’s suppliers will not use child labor. The term child refers to children under the legal age for employment in any location.
Forced Labor, Human Trafficking
Lear believes that all employees should have the right to voluntarily elect whether to be employed by the supplier. The supplier will not use forced or involuntary labor of any kind or tolerate physically abusive disciplinary practices.

Exhibit 1.01

Wages and Hours, Working Conditions
Suppliers must comply with all applicable wage and hour laws, including minimum wage, overtime, maximum hour rules, meal and rest periods, and to provide legally mandated benefits. Where local industry standards exceed applicable legal requirements, suppliers are encouraged to provide wages and ensure working conditions that meet the higher local industry standards.
Coercion, Harassment and Discipline
Lear expects its suppliers to treat their employees with dignity and respect. Suppliers are expected to have systems in place to prevent, detect, and resolve unacceptable worker treatment such as harassment, inappropriate use of discipline, discrimination, physical or mental punishment, or other forms of intimidation or abuse (e.g., physical abuse, threat of abuse, sexual or other harassment, verbal abuse, any type of corporal punishment, or other forms of mental and/or physical coercion as a form of discipline).
Discrimination
Lear is committed to providing all employees with a professional working environment which is free from unlawful forms of discrimination and harassment. Suppliers must make all employment decisions based on the facts and individual merit. Suppliers shall not discriminate in their hiring and employment practices (e.g., pay/promotion) and must follow all employment laws.
Freedom of Association and Collective Bargaining
Suppliers must respect their employees’ right to choose to join or not to join a trade union, or to have recognized employee representation in accordance with local law. Suppliers are expected to maintain constructive dialogue and negotiate in good faith with such representatives. Suppliers shall not harass, discriminate against, or otherwise penalize workers, worker representatives, or trade union members because of their interest and/or membership in, or affiliation with, a trade union, or their legitimate trade union activity, in accordance with international labor standards.
Preventing Bribery and Corruption
Lear is committed to conducting business ethically throughout the world. Lear prohibits suppliers from giving or promising to give anything of value to employees or representatives of foreign governments, governmental agencies, political parties, or to political candidates, for the purpose of obtaining or retaining business. Suppliers must conduct business with integrity and in full compliance with all applicable laws.
Environmental, Health & Safety
Lear is committed to complying with all applicable environmental, health and safety legal requirements and protecting the environment. Suppliers are expected to comply with all applicable environmental, health and safety legal requirements and prevent incidents or conditions that might result in a violation of law or otherwise endanger the environment.
Suppliers must provide each employee with a safe and healthful work environment. Each supplier has responsibility for maintaining a safe and healthy workplace for all employees by following health and safety rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions as stated in the Environmental, Health and Safety Policy (https://www.lear.com/user_area/content_media/raw/EnvironmentalHealthSafetyandSustainabilityPolicy.pdf).

Exhibit 1.01

Environmental Sustainability
Lear adopts the definition for Sustainability as "meeting the needs of the present without compromising the ability of future generations to meet their own needs." For Lear, this means being aware of our impacts and understanding how these affect the world around us. Our mission is to reduce these impacts while increasing the profitability and longevity of our company.
Lear expects its suppliers to support Lear’s sustainability mission by complying with all applicable environmental laws, rules and regulations while using resources wisely. Suppliers are expected to share Lear’s commitments by developing and implementing a sustainability program focused on using natural resources responsibly, reducing water usage, reducing waste generation, improving energy efficiency and reducing the carbon footprint of their operations.
Preventing the Flow of Funds to Armed Groups and Conflicts
Lear strives to use only components with raw materials where extraction, transport, trade, processing and export are obtained from validated sources as a matter of principle, wherever practicable. We ask our suppliers to source responsibly and endeavor to understand that sourcing of their materials neither directly nor indirectly provides funding to conflicts and human rights abuses. Further, compliance with conflict minerals requirements is outlined in the Lear Conflict Minerals Sourcing Policy (https://www.lear.com/user_area/content_media/raw/ConflictMineralsPolicy.pdf).
Animal Welfare
Lear upholds the highest standards for ethical behavior. With respect to animal welfare, we require compliance with all legal requirements and, as applicable, we expect our suppliers to implement industry-best policies and practices related to the ethical treatment of animals. Lear commits to a belief in the humane treatment of animals, including freedom from thirst and hunger, freedom from discomfort, pain, injury and disease, freedom to express normal behavior, and freedom from fear and distress.
Implementation of Sustainability Standards in the Supply Chain
Lear expects its suppliers and all subcontractors to abide by the requirements of this Supplier Sustainability Policy, including identifying risks within their supply chains and taking appropriate measures to address them.
Right to Audit and Ensure Compliance
Lear reserves the right to conduct audits to ensure compliance with these requirements and also reserves the right to take appropriate measures, including discontinuing any relationship with a supplier should the supplier violate, fail to correct, or have a pattern of violating this Policy.